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                                  Exhibit 12

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                                  Years Ended December 31,
                                                     2000       1999         1998        1997         1996
                                                  ---------   ---------    ---------   ---------    ---------
Fixed Charges:
     Interest Expense (including
          amortization of deferred debt cost)     $  39,429   $  29,188    $  18,026   $   9,525    $   9,414
     Interest Capitalized                             9,444       7,565        6,401       4,650        1,993
                                                  ---------   ---------    ---------   ---------    ---------

               Total Fixed Charges                $  48,873   $  36,753    $  24,427   $  14,175    $  11,407
                                                  =========   =========    =========   =========    =========

Earnings:
     Net income before net gain (loss) on real
          estate sales and extraordinary items    $   8,785   $  34,424    $  40,301   $  25,841    $  16,245
     Fixed Charges                                   48,873      36,753       24,427      14,175       11,407
     Capitalized Interest                            (9,444)     (7,565)      (6,401)     (4,650)      (1,993)
                                                  ---------   ---------    ---------   ---------    ---------
               Total Earnings                     $  48,214   $  63,612    $  58,327   $  35,366    $  25,659
                                                  =========   =========    =========   =========    =========

Ratio of Earnings to Fixed Charges                     0.99        1.73         2.39        2.49         2.25
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